Exhibit 99.1

VivoPower International PLC Announces Binding Letter of Intent for Electric Vehicle Conversion Partnership with Toyota Australia

LONDON, June 22, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company has entered into a binding Letter of Intent (“LOI”) with Toyota Motor Corporation Australia Limited (“Toyota Australia”) to create a collaboration program between VivoPower and Toyota Australia for electrification of Toyota Landcruiser vehicles using conversion kits designed and manufactured by VivoPower’s wholly-owned electric vehicle subsidiary, Tembo e-LV B.V. (“Tembo”).

The binding LOI sets out the terms for the purchase of preliminary goods and services and the basis upon which a Master Services Agreement (“MSA”) is expected to be finalized to govern an electric vehicle conversion partnership between VivoPower and Toyota Australia. Final terms of the MSA are under negotiation, but upon completion, it is intended that VivoPower would become Toyota Australia’s exclusive partner for Landcruiser 70 electrification for a period of five years, with a further two-year option (seven years in total).

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are extremely pleased to be collaborating with Toyota Motor Corporation Australia, part of the world’s largest original equipment manufacturer (“OEM”) on the electrification of their Landcruiser vehicles with our Tembo conversion kits. The Landcruiser is the vehicle of choice worldwide for mining and other ruggedized industries. This partnership with Toyota Australia is a testament to the outstanding potential of Tembo’s technology to decarbonize transportation in some of the world’s toughest and hardest to decarbonize industries. More importantly, it is a tremendous opportunity for us to work directly with Toyota Australia to optimize the Tembo product and deliver it to more customers around the world, helping them to achieve their net zero carbon objectives in the process.”

While the MSA is still to be finalized, the LOI is a binding agreement between VivoPower and Toyota Australia to begin collaboration on Landcruiser electrification efforts.

VivoPower and Toyota Australia intend to finalize the MSA as soon as practicable.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the MSA, including finalizing due diligence and negotiations with Toyota Australia and the formal execution of and entry into the MSA or other definitive documents with Toyota Australia. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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